भारतीय स्टेट बैंक
State Bank of India

स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
[redacted] Mumbai - 400 021

Tel.: 022-

08002988

Date : 17-05-2008

Ref. No.:
CO/S&B/SKT/2008/ 1311

The Securities & Exchange Commission,
Division of Corporate Finance
450, Fifth Street, N.W.,
Washington D.C. 20549,
U.S.A.

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SUPPL

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
GENERAL MEETING OF SHAREHOLDERS OF THE BANK
FOR ELECTION OF SHAREHOLDER DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/1383 dated the May 17, 2008 addressed to Bombay Stock Exchange alongwith a copy of Notice dated the 2nd May, 2008.

Yours faithfully,

General Manager
Encl. as above

PROCESSED
JUN 05 2008
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भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

Date : 17-05-2008
Ref. No.: CO/S&B/SKT/2008/1383

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT
GENERAL MEETING OF SHAREHOLDERS OF THE BANK
FOR ELECTION OF SHAREHOLDER DIRECTORS

In terms of Clause 31(c) of the Listing Agreement we enclose three copies (each of Hindi/English) of the Notice dated the 2nd May, 2008, issued by our Chairman advising our shareholders that the General Meeting of the shareholders of the Bank will be held at Bank's Auditorium, behind SBI Madame Cama Road branch, State Bank Bhavan Compex, Madame Cama Road, Mumbai- 400 021, on Monday, the 23rd June, 2008 at 10.00 A.M.

Yours faithfully,

General Manager
Encl. as above

STATE BANK OF INDIA

NOTICE

A General Meeting of the shareholders of the State Bank of India will be held on Monday the 23rd June 2008, in the Bank's Auditorium, behind State Bank of India, Madame Cama Road Branch, State Bank Bhavan Complex, Madame Cama Road, Mumbai-400 021 (Maharashtra) at 10.00 a.m., for transaction of the following business:

> " to elect four Directors to the Central Board of the Bank under the provisions of Section 19 (c) of the State Bank of India Act, 1955."

2. The details of the retired and retiring Directors are as under:

Sl. No.	Name of the Director	Elected on	Term
1	Prof. M.S.Swaminathan*	30-08-2005	31-08-2005 to 31-08-2007
2	Shri. Ajay G. Piramal (retired)	31-08-2004	01-09-2004 to 31-08-2007
3	Shri. Suman Kumar Bery	14-09-2005	15-09-2005 to 14-09-2008
4	Dr. Ashok Jhunjhunwala	14-09-2005	15-09-2005 to 14-09-2008

*resigned w.e.f. 11-04-2007

3. The terms of the Directors elected will be for a period of three years from the 24th June 2008 to the 23rd June 2011.

4. The nomination forms for the election of the Shareholders Directors, are available with the Secretariat of the Chief General Managers at all the Local Head Offices and the Central Board Secretariat at the Central Office (Corporate Centre) of the Bank. The nomination forms with all connected documents should be submitted to the Bank at its Central Office (Corporate Centre) not less than 14 clear days before the date fixed for the meeting i.e., before 2.45 p.m. on Thursday the 5th June, 2008. No nomination form received after the due date will be considered. The cover should be superscribed "NOMINATION FORM FOR ELECTION OF SHAREHOLDER DIRECTORS" and addressed to:

The Secretary, Central Board,
State Bank of India, Central Office,
19th Floor, State Bank Bhavan,
Madame Cama Road, Mumbai – 400 021

a) Any Shareholder with 50 shares and above, registered for a minimum period of 3 months prior to the date of the meeting and who continues to be a shareholder in the Register of the Bank's shareholders as on the date of election, is eligible to vote.
b) Any Shareholder with 500 and above unencumbered shares registered in his/ her own right, is eligible to contest the election.

Central Office,
Madame Cama Road,
Mumbai – 400 021.
Date : 2nd May 2008

(O.P.BHATT)
CHAIRMAN

भारतीय स्टेट बैंक
State Bank of India

स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

FILE NO. 82-4524

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date: 22.05.2008

Ref. No.: CO/S&B/SKT/2008/ 1444

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
AUDITED WORKING RESULTS OF STATE BANK OF INDIA
FOR THE YEAR ENDED 31st MARCH, 2008-REVISION

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/1428 dated the May 22, 2008 addressed to Bombay Stock Exchange Ltd., Mumbai, alongwith a copy of annexure.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager

Encl: as above

भारतीय स्टेट बैंक
State Bank of India

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

FILE NO. 82...

Date: 22-05-2008

Ref. No.: CO/S&B/SKT/2008/1428

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Dear Sir/Madam,

LISTING AGREEMENT
AUDITED WORKING RESULTS OF STATE BANK OF INDIA FOR THE YEAR ENDED 31st MARCH, 2008-REVISION

With further reference to our Letter No.CO/S&B/SKT/2008/1229 dated 02.05.2008 , informing Audited Working Results of the Bank as on 31.03.2008, we adivse that the information relating to Basic & Diluted EPS, Revenue in the secondary segments and infusion of additional capital in subsidiaries and joint ventures were revised to reflect the correct position.

The details are furnished in the Annexure.

Yours faithfully,

General Manager

Annexure

(figures reported on 2nd May 2008 are furnished in brackets)

	Quarter Ended		Year Ended		Consolidated Year Ended	
Earnings per Share (EPS) (in Rs.)	**31.03.2008 Rs.**	**31.03.2007 Rs.**	**31.03.2008 Rs.**	**31.03.2007 Rs.**	**31.03.2008 Rs.**	**31.03.2007 Rs.**
a) Basic & Diluted EPS before Extraordinary items (net of tax expenses)	34.65/34.62 (35.44) (not annualized)	28.31 (28.37) (not annualized)	126.62/126.50 (126.62)	85.10 (85.29)	168.61/168.45 (168.61)	120.66 (120.93)
b) Basic & Diluted EPS after Extraordinary items	34.65/34.62 (35.43) (not annualized)	28.31 (28.37) (not annualized)	126.62/126.50 (126.60)	85.10 (85.29)	168.61/168.45 (168.58)	120.66 (120.93)

Part B Secondary Segments						**Rs. in Crores**
Geographic Segments	**Domestic Operations**		**Foreign Operations**		**Total**	
Particulars	**Year ended**	**Year ended**	**Year ended**	**Year ended**	**Year ended**	**Year ended**
Revenue	51493.43 (51147.74)	40198.44 (41451.12)	No Change (6151.81)	No Change (3809.15)	57645.24 (57299.55)	44007.59 (45260.27)
	As on 31.03.2008					
Infusion of Additional Capital in subsidiaries to augment their capital base	1176.30 Crores (Rs.721/- Crores)					

भारतीय स्टेट बैंक
State Bank of India

स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 22.05.2008
Ref. No.: CO/S&B/SKT/2008/ 1434

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT: CLAUSE 36
EMPLOYEE SHARE PURCHASE SCHEME 2008 (SBI ESPS-2008)
ALLOTMENT OF SHARES

We enclose for your information a copy of our letter No.CO/S&B/SKT/1419 dated 22-05-2008 addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
Encl. as above

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date 22-05-2008

Ref. No.: CO/S&B/SKT/2008/1419

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT: CLAUSE 36
SBI EMPLOYEES SHARE PURCHASE SCHEME 2008 (SBI ESPS-2008)
ALLOTMENT OF SHARES

Further to our letter no. CO/S&B/SKT/2008/1122 dated 19.04.2008, we advise that the Executive Committee of Central Board of the Bank in its meeting held on date has decided as under:

(i) to issue and allot **34,09,846** equity shares of the Bank of Face Value Rs.10/- each under SBI ESPS-2008 to the Eligible Employees of the Bank.

(ii) to treat 21st May 2008 as deemed Date of Allotment of the Shares.

Yours faithfully,

General Manager

END